Exhibit 21.01

ORACLE CORPORATION

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

OC Acquisition LLC	Delaware

Oracle America, Inc.	Delaware

Oracle EMEA & CAPAC Holdings Limited	Bermuda

Oracle EMEA Holdings Limited	Ireland

Oracle Global Holdings, Inc.	Delaware

Oracle Global Partners	Ireland

Oracle International Corporation	California

Oracle International Group Limited	Isle of Man

Oracle International Holdings Limited	Bermuda

Oracle Software (Schweiz) GmbH	Switzerland

Oracle Software Technology GmbH, US Branch	California

Oracle Systems Corporation	Delaware